Exhibit 99.1

Vesta Announces Three New Lease Agreements Totaling More Than 550 Thousand Square Feet

Mexico City, Mexico, December 4, 2025 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta”) (NYSE: VTMX; BMV: VESTA), a fully-integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico, announced that it has entered into three new lease agreements for a total of more than 550 thousand square feet, underscoring continued progress on the Company’s Route 2030 strategic growth plan.

“We are very pleased to see companies’ continued confidence in Mexico through long-term investments that strengthen and consolidate the industrial real estate market. The sustained demand we’re seeing drives a stronger and more resilient platform for growth while fostering employment and development across our communities,” said Mario Chacón, Vesta’s Chief Commercial Officer.

At Vesta Park Mega Region, Tijuana's most connected and scalable industrial park, Vesta leased two buildings totaling 473,601 square feet to a tenant in the electronics sector, deepening Vesta’s diversification within this industry. Further, with these two new agreements, Vesta Park Mega Region is now fully leased and stabilized.

In Queretaro, Vesta executed a lease for a 81,600 square feet build-to-suit facility with an internationally recognized aerospace company, acknowledged as one of the leading players in its industry.

Both the Tijuana and Queretaro markets continue to reflect robust fundamentals, supported by solid infrastructure and an abundant, highly qualified labor force. This underscores Mexico’s appeal for companies seeking cost-competitive production and logistics advantages, reflected in their confidence in investing in Mexico and in partnering with Vesta.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of September 30, 2025, Vesta owned 235 properties located in modern industrial parks in 16 states of Mexico totaling a GLA of 43.0 million sf (4.0 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information visit: www.vesta.com.mx.

Investor Relations in Mexico:

Juan Sottil, CFO
jsottil@vesta.com.mx

Tel: +52 55 5950-0070 ext.133

Fernanda Bettinger, IRO

mfbettinger@vesta.com.mx

investor.relations@vesta.com.mx

Tel: +52 55 5950-0070 ext.163

In New York:

Barbara Cano

barbara@inspirgroup.com

Tel: +1 646 452 2334